UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

Form 5							OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response 1.0
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). Form 3 Holdings Reported Form 4 Transactions Reported
(Print or Type Responses)
1 .Name and Address of Reporting Person Westcliff Capital Management, LLC (See note 1)	2. Issuer Name and Ticker or Trading Symbol KFx Inc. (KFX) (the "Issuer")					6. Relationship of Reporting Person(s) to Issuer (Check all applicable) ___X___Director ___X___10% Owner ______Officer (give ______Other (specify title below) below) ____________________________
(Last) (First) (Middle) 200 Seventh Avenue, Suite 105	3. IRS Identification Number of Reporting Person, if an entity (voluntary)		4. Statement for Month/Year 12/31/02
(Street) Santa Cruz, CA 95062			5. If Amendment, Date of Original (Month/Year)			7. Individual or Joint/Group Filing (Check Applicable Line) ___Form filed by One Reporting Person _X_Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 4)	2. Trans- action Date (Month/ Day/ Year)	3. Trans- action Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 AND 5)			5. Amount of Securities Ben- eficially Owned at End of Issuers Fiscal Year (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Amount	(A) or (D)	Price

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Persons who respond to the collection of information contained (Over)
in this form are not required to respond unless the form displays SEC 2270 (3-00)

a currently valid OMB control number.

FORM 5 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Trans- action Date (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)	5. Number of Deriv- ative Securities Ac- quired (A) or Dis- posed of (D) (Instr. 3, 4, and 5)		6. Date Exer- cisable and Expiration Date (Month/Day/ Year).		7. Title and Amount of Securities Underlying Derivative Security (Inst. 4)		8. Price of Deriv-ative Secur-ity (Instr. 5)	9.Number of derivative Securities Beneficially Owned at End of Year (Instr. 4)	10. Owner- ship Form of Derivat-ive Sec--urity: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 5)
				(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares
Option to Purchase Common Stock (right to buy)	$2.50	3/28/02	P3	See note 3		3/28/02.	6/30/02	Common Stock	2,000,000 (see note 3)	$0.00		I	See note 2
Option to Purchase Warrants (right to buy)	$2.50	3/28/02	P3	See note 3 and 4		3/28/02	6/30/02	Common Stock	2,250,000 (see note 3 and 4)	$0.00		I	See note 2
Put Option (right to sell)	$2.50	3/28/02	P3	See note 5 and 6		7/31/02 (see note 5)	12/23/02	Common Stock	1,200,000	$0.00		I	See note 2
Option to Purchase Common Stock (right to buy)	$2.50	4/30/02	O4		See note 7 (exercise of option)	3/28/02	6/30/02	Common Stock	800,000			I	See note 2
Option to Purchase Warrants (right to buy)	$2.50	4/30/02	J4		See note 7 (exercise of option)	3/28/02	6/30/02	Common Stock	900,000			I	See note 2
Put Option (right to sell)	$2.50	4/30/02	P4	See note 8 and 6		7/31/02 (see note 8)	12/23/02	Common Stock	800,000	$0.00		I	See note 2
Option to Purchase Common Stock (right to buy)	$2.50	4/30/02	P4	See note 9		4/30/02	7/31/02	Common Stock	2,000,000 (see note 9)	$0.00		I	See note 2
Option to Purchase Warrants (right to buy)	$2.50	4/30/02	P4	See note 9 and 4		4/30/02	7/31/02	Common Stock	2,250,000 (see note 9 and 4)	$0.00		I	See note 2
Option to Purchase Common Stock (right to buy)	$2.50	7/1/02	X4		See note 10 (exercise of option)	7/1/02	7/31/02	Common Stock	200,000			I	See note 2
Option to Purchase Warrants (right to buy)	$2.50	7/1/02	J4		See note 10 (exercise of option)	7/1/02	7/31/02	Common Stock	225,000			I	See note 2
Put Option (right to sell)	$2.50	7/1/02	P4	See note 11 and 6		7/31/02 (see note 11)	12/23/02	Common Stock	200,000	$0.00		I	See note 2
Put Option (right to sell)	$2.50	7/19/02	P4	See note 12 and 6		7/31/02 (see note 12)	12/23/02	Common Stock	730,000	$0.00		I	See note 2
Option to Purchase Common Stock (right to buy)	$2.50	7/19/02	P4	See note 13		7/19/02	7/19/03	Common Stock	4,000,000 (see note 13)	$0.00		I	See note 2
Option to Purchase Warrants (right to buy)	$2.50	7/19/02	P4	See note 13 and 4		7/19/02	7/19/03	Common Stock	8,500,000 (see note 13 and 4)	$0.00		I	See note 2
Option to Purchase Warrants (right to buy)	$2.50	7/19/02	P4	See note 14		7/19/02	7/19/03	Common Stock	1,200,000 (see note 14)	$0.00		I	See note 2
Put Option (right to sell)	$2.50	8/21/02	P4	See note 15 and 6		8/21/02	12/23/02	Common Stock	500,000	$0.00		I	See note 2
Option to Purchase Common Stock (right to buy)	$2.50	8/21/02	O4		See note 16 (exercise of option)	8/21/02	7/19/03	Common Stock	500,000			I	See note 2
Option to Purchase Warrants (right to buy)	$2.50	8/21/02	J4		See note 16 (exercise of option)	8/21/02	7/19/03	Common Stock	1,062,500			I	See note 2
Put Option (right to sell)	$2.50	12/19/02	J4		See note 17	See note 5, 8, 11, 12 and 15	12/23/02	Common Stock	3,430,000	$0.00		I	See note 2
Option to Purchase Common Stock (right to buy)											3,240,000
Option to Purchase Warrants (right to buy)											6,885,000
Put Option (right to sell)											0

Explanation of Responses:

(1) The reporting persons (the "Reporting Persons") are Westcliff Capital Management, LLC, an investment adviser registered with the Securities Exchange Commission ("Westcliff"), and Richard S. Spencer III, a manager and the majority member of Westcliff. Each Reporting Person disclaims membership in a group with any other person within the meaning of Rule 13d-5(b)(i) and Rule 16a-1(a)(1) under the Exchange Act.

(2) All securities are owned directly by investment limited partnerships of which Westcliff is the general partner and investment adviser, and by clients to which Westcliff is investment adviser (collectively, the "Westcliff Investors"). All securities held by those investment limited partnerships are owned indirectly by Westcliff and Mr. Spencer as the controlling person of Westcliff. Mr. Spencer and Westcliff disclaim beneficial ownership of such securities except to the extent of their respective pecuniary interest therein.

(3) Pursuant to the terms of the Common Stock and Warrant Purchase Agreement, dated March 28, 2002 (the "Purchase Agreement"), certain Westcliff Investors and other unaffiliated investors purchased 2,000,000 shares of Issuers common stock ("Stock") and warrants to purchase 2,250,000 shares of Stock in a private placement by the Issuer for an aggregate purchase price of $5,000,000. The purchase price was based on a purchase price per share of Stock of $2.50 with 112.5% warrant coverage. Of the total investment on March 28, 2002, the participating Westcliff Investors purchased 1,200,000 shares of Stock and warrants to purchase 1,350,000 shares of Stock. Westcliff and Mr. Spencer reported those interests on a Form 3 filed on May 10, 2002. Other unaffiliated investors purchased 800,000 shares of Stock and warrants to purchase 900,000 shares of Stock in the transaction on March 28, 2002. Pursuant to the Purchase Agreement, the Issuer also granted those Westcliff Investors and other unaffiliated investors an option to purchase (the "Purchase Option") Stock and warrants up to an aggregate purchase price of $10,000,000 (which equals 4,000,000 shares of Stock and warrants to purchase 4,500,000 shares of Stock) at any time on or before June 30, 2002, on the same terms on which the Stock and warrants described above were purchased ($2.50 per share of Stock with 112.5% warrant coverage). All investors purchased a total of 2,000,000 shares and 2,250,000 warrant shares on March 28, 2002, leaving 2,000,000 shares of Stock and warrants to purchase 2,250,000 of Stock subject to the Purchase Option.

(4) The option to purchase warrants is exercisable into warrants to purchase Stock at no cost only if and when the holder of the Purchase Option exercises its option to purchase shares of Stock for an exercise price of $2.50 per share of Stock. Each warrant is itself convertible into one share of Stock at an exercise price of $2.75. The number of shares listed in Item 7 therefore lists the number of shares of Stock into which the warrants are convertible assuming the Westcliff Investors exercise the entire associated Purchase Option.

(5) Pursuant to the terms of the Put and Call Option Agreement, dated as of March 28, 2002, the Issuer granted to the participating Westcliff Investors put options (the "Put Option") with respect to the 1,200,000 shares of Stock that those Westcliff Investors purchased pursuant to the Purchase Agreement. The Put Option with respect to these shares of Stock was to become effective on the earlier of July 31, 2002 or the repayment by the Issuer of certain debt obligations and was due to expire on December 23, 2002.

(6) The number of shares deemed sold by the participating Westcliff Investors on this date is equal to the number of shares of Stock purchased by those Westcliff Investors on that date from the Issuer (which amount does not include the number of shares of Stock issuable on exercise of warrants to purchase shares of Stock or the number of shares of Stock issuable on exercise of the Purchase Option (as the same may be amended from time to time) to purchase shares of Stock).

(7) Pursuant to the terms of the Addendum to the Common Stock and Warrant Purchase Agreement, dated April 30, 2002 (the "First Addendum"), certain Westcliff Investors purchased 800,000 shares of Stock and warrants to purchase 900,000 shares of Stock pursuant to the exercise of the Purchase Option described in footnotes 3 and 4 above. Westcliff and Mr. Spencer reported the acquisition by those Westcliff Investors of the shares of Stock and warrants to purchase shares of Stock on a Form 3 filed on May 10, 2002, but not the exercise of the Purchase Option.

(8) Pursuant to the terms of the Amended and Restated Put Agreement (formerly titled Put and Call Option Agreement), dated April 30, 2002, the Issuer granted to the participating Westcliff Investors Put Options with respect to the 800,000 shares of Stock that those Westcliff Investors purchased pursuant to the First Addendum. The Put Option with respect to these shares of Stock was to become effective on the earlier of July 31, 2002 or the repayment by the Issuer of certain debt obligations and was due to expire on December 23, 2002.

(9) Pursuant to the terms of the First Addendum, the Westcliff Investors and other unaffiliated investors amended the Purchase Option to increase the maximum aggregate investment by $5,000,000 to $15,000,000, and to extend the expiration date to July 31, 2002. Thus, those Westcliff Investors amended the Purchase Option to purchase an additional 2,000,000 shares of Stock and additional warrants to purchase 2,250,000 shares of Stock. To date, however, the Westcliff Investors and other unaffiliated investors had invested $11,000,000 in the aggregate in the Issuer, leaving a remainder of $4,000,000 under the first amended Purchase Option, which equals 1,600,000 shares of Stock and warrants to acquire 1,800,000 shares of Stock still subject to the first amended Purchase Option.

(10) Pursuant to the terms of the Second Addendum to the Common Stock and Warrant Purchase Agreement, dated July 1, 2002 (the "Second Addendum"), certain Westcliff Investors purchased 200,000 shares of Stock and warrants to purchase 225,000 shares of Stock pursuant to the exercise of the first amended Purchase Option described in footnote 9 above. Westcliff and Mr. Spencer reported the acquisition by those Westcliff Investors of the shares of Stock and warrants to purchase shares of Stock on a Form 4 filed on July 29, 2002, but not the exercise of the first amended Purchase Option. The other unaffiliated investors also purchased 200,000 shares of Stock and warrants to purchase 225,000 shares of Stock pursuant to the exercise of the first amended Purchase Option described in footnote 9 above. After the transactions contemplated by the Second Addendum, to date, the participating Westcliff Investors and other unaffiliated investors had invested $12,000,000 in the aggregate in the Issuer, leaving a remainder of $3,000,000 under the first amended Purchase Option, which equals 1,200,000 shares of Stock and warrants to acquire 1,350,000 shares of Stock still subject to the first amended Purchase Option.

(11) Pursuant to the terms of the Second Amended and Restated Put Agreement, dated July 1, 2002, the Issuer granted to the participating Westcliff Investors Put Options with respect to the 200,000 shares of Stock that those Westcliff Investors purchased pursuant to the Second Addendum. The Put Option with respect to these shares of Stock was to become effective on the earlier of July 31, 2002 or the repayment by the Issuer of certain debt obligations and was due to expire on December 23, 2002.

(12) Pursuant to the terms of the Third Amended and Restated Put Agreement, dated July 19, 2002, the Issuer granted to the participating Westcliff Investors Put Options with respect to the 730,000 shares of Stock that those Westcliff Investors purchased pursuant to the Third Addendum to the Common Stock and Warrant Purchase Agreement, dated July 19, 2002 (the "Third Addendum"). The Put Option with respect to these shares of Stock was to become effective on the earlier of July 31, 2002 or the repayment by the Issuer of certain debt obligations and was due to expire on December 23, 2002.

(13) Pursuant to the terms of the Third Addendum, a Westcliff Investor and other unaffiliated investors purchased 1,460,000 shares of Stock and warrants to purchase 3,102,500 shares of Stock in a private placement for an aggregate purchase price of $3,650,000. The purchase price was based on a purchase price per share of Common Stock of $2.50 with 212.5% warrant coverage. Of the total investment on July 19, 2002, that Westcliff Investor purchased 730,000 shares of Stock and warrants to purchase 1,551,250 shares of Stock. Westcliff and Mr. Spencer reported those interests on a Form 4 filed on July 29, 2002. Other unaffiliated investors purchased 730,000 shares of Stock and warrants to purchase 1,551,250 shares of Stock in the transaction on July 19, 2002. Pursuant to the Third Addendum, the Issuer, the Westcliff Investors and other investors amended the Purchase Option to increase the maximum aggregate investment by $10,000,000 to $25,000,000 on the same terms on which the Stock and warrants were purchased on July 19, 2002 ($2.50 per share of Stock with 212.5% warrant coverage), and to extend the expiration date to July 19, 2003. Thus, those Westcliff Investors amended the first amended Purchase Option to purchase an additional 4,000,000 shares of Stock and additional warrants to purchase 8,500,000 shares of Stock. To date, however, the Westcliff Investors and other unaffiliated investors had invested $15,650,000 in the aggregate in the Issuer, leaving a remainder of $9,350,000 under the seconded amended Purchase Option, which equals 3,740,000 shares of Stock and warrants to acquire 7,947,500 shares of Stock still subject to the seconded amended Purchase Option. Although this acquisition of Stock and warrants to acquire Stock is not an exercise of the first amended Purchase Option described in footnote 9 (because the sole Westcliff Investor that participated in the transaction on July 19, 2002, was not a party to the Purchase Agreement (as amended) prior to July 19, 2002, and, thus, had not been granted such first amended Purchase Option), the acquisition has the effect of reducing the total number of shares of Stock and warrants exercisable into shares of Stock subject to the second amended Purchase Option available to the Westcliff Investors and the other unaffiliated investors. Thus, this transaction results in a decrease in the total number of shares of Stock and warrants exercisable into shares of Stock subject to the seconded amended Purchase Option.

(14) In connection with the increase in warrant coverage from 112.5 percent to 212.5 percent on July 19, 2002, with respect to previously issued warrants that are exercisable into shares of Stock, the previously issued options to acquire warrants exercisable into shares of Stock were similarly increased on that date by exchanging those options for new options. On July 19, 2002, certain Westcliff Investors exchanged options to acquire warrants exercisable into 1,350,000 shares of Stock for new options to acquire warrants exercisable into 2,550,000 shares of Stock, a difference of 1,200,000 shares.

(15) Pursuant to the terms of the Fourth Amended and Restated Put Agreement, dated August 21, 2002, the Issuer granted to the participating Westcliff Investors Put Options with respect to the 500,000 shares of Stock that the Westcliff Investors purchased pursuant to the Fourth Addendum to the Common Stock and Warrant Purchase Agreement, dated August 21, 2002 (the "Fourth Addendum"). The Put Option with respect to these shares of Stock was immediately effective and was due to expire on December 23, 2002.

(16) Pursuant to the terms of the Fourth Addendum, certain Westcliff Investors purchased 500,000 shares of Stock and warrants to purchase 1,062,500 shares of Stock pursuant to the exercise of the second amended Purchase Option described in footnote 13 above. Westcliff and Mr. Spencer reported the acquisition by those Westcliff Investors of the shares of Stock and warrants to purchase shares of Stock on a Form 4 filed on September 3, 2002, but not the exercise of the second amended Purchase Option. After the transactions contemplated by the Fourth Addendum, to date, the Westcliff Investors and other unaffiliated investors had invested $16,900,000 in the aggregate in the Issuer, leaving a remainder of $8,100,000 under the second amended Purchase Option, which equals 3,240,000 shares of Stock and warrants to acquire 6,885,000 shares of Stock still subject to the second amended Purchase Option.

(17) Pursuant to the Termination of Put Agreement, dated as of December 19, 2002, the Issuer and the Westcliff Investors agreed to terminate and cancel, as of December 19, 2002, the Put Option. No portion of the Put Option had been exercised by the Westcliff Investors on or prior to the termination and cancellation of the Put Option and no consideration or other value was paid to the Westcliff Investors in connection therewith.

Dated: April 4, 2003

WESTCLIFF CAPITAL MANAGEMENT, LLC

By: /s/ Richard S. Spencer

Richard S. Spencer, III

Manager

/s/ Richard S. Spencer

Richard S. Spencer, III

Joint Filer Information

Name: Richard S. Spencer III

Address: 200 Seventh Avenue, Suite 105, Santa Cruz, California 95062

Designated Filer: Westcliff Capital Management, LLC

Date of Event Requiring Statement (Month/Day/Year): December 31, 2002

Issuer and Ticker Symbol: KFx Inc. (KFX)

/s/ Richard S. Spencer

Signature: Richard S. Spencer III

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient,
See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.